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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Read-Rite Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

755246105

(CUSIP Number)

December 27, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[     ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755246105

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tennenbaum Capital Partners, LLC (formerly known as Special Value Investment Management, LLC)(95-4759860)(1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		24,102,277

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		24,102,277

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,102,277 shares(2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.6%(3)

12.	TYPE OF REPORTING PERSON*

IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to Special Value Bond Fund II, LLC, a Delaware limited liability company, and Special Value Absolute Return Fund, LLC, a Delaware limited liability company, which are the registered holders of Read-Rite Corporation’s warrants to purchase common stock held by the reporting persons.

(2)	An aggregate of 24,102,277 shares of common stock are issuable upon exercise of Read-Rite Corporation’s warrants to purchase common stock held by the reporting persons.

(3)	Based on 121,116,940 shares outstanding as of 12/24/02 as reported by Read-Rite Corporation in its Annual Report on Form 10-K filed December 30, 2002, and calculated in accordance with Rule 13d-3(d)(1).

CUSIP No. 755246105

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SVIM/MSM II, LLC (52-2263031)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		8,034,092

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		8,034,092

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,034,092 shares(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%(2)

12.	TYPE OF REPORTING PERSON*

OO

(1)	An aggregate of 8,034,092 shares of common stock are issuable upon exercise of Read-Rite Corporation’s warrants to purchase common stock held by the reporting person.

(2)	Based on 121,116,940 shares outstanding as of 12/24/02 as reported by Read-Rite Corporation in its Annual Report on Form 10-K filed December 30, 2002, and calculated in accordance with Rule 13d-3(d)(1).

CUSIP No. 755246105

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SVAR/MM, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		16,068,185

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		16,068,185

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,068,185 shares(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.7%(2)

12.	TYPE OF REPORTING PERSON*

OO

(1)	An aggregate of 16,068,185 shares of common stock are issuable upon exercise of Read-Rite Corporation’s warrants to purchase common stock held by the reporting person.

(2)	Based on 121,116,940 shares outstanding as of 12/24/02 as reported by Read-Rite Corporation in its Annual Report on Form 10-K filed December 30, 2002, and calculated in accordance with Rule 13d-3(d)(1).

CUSIP No. 755246105

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael E. Tennenbaum

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		24,102,277

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		24,102,277

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,102,277 shares(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.6%(2)

12.	TYPE OF REPORTING PERSON*

IN

(1)	An aggregate of 24,102,277 shares of common stock are issuable upon exercise of Read-Rite Corporation’s warrants to purchase common stock held by the reporting persons.

(2)	Based on 121,116,940 shares outstanding as of 12/24/02 as reported by Read-Rite Corporation in its Annual Report on Form 10-K filed December 30, 2002 and calculated in accordance with Rule 13d-3(d)(1).

CUSIP No. 755246105

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tennenbaum & Co., LLC (95-4587347)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		24,102,277

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		24,102,277

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,102,277 shares(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.6%(2)

12.	TYPE OF REPORTING PERSON*

OO

(1)	An aggregate of 24,102,277 shares of common stock are issuable upon exercise of Read-Rite Corporation’s warrants to purchase common stock held by the reporting persons.

(2)	Based on 121,116,940 shares outstanding as of 12/24/02 as reported by Read-Rite Corporation in its Annual Report on Form 10-4 filed December 30, 2002 and calculated in accordance with Rule 13d-3(d)(1).

Item 1.

(a)	Name of Issuer:	Read-Rite Corporation

(b)	Address of Issuer’s Principal Executive Offices:	44100 Osgood Road,
Fremont, CA 94539

Item 2.

(a)	Name of Person Filing:

This Statement on Schedule 13G is being filed by Tennenbaum Capital Partners, LLC (formerly known as Special Value Investment Management, LLC), a Delaware limited liability company (“TCP”), SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSM II”), SVAR/MM, LLC, a Delaware limited liability company (“SVAR/MM”) Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”), and Tennenbaum & Co., LLC, a Delaware limited liability company (“Tennenbaum LLC”). Tennenbaum LLC is the managing member of TCP and SVIM/MSMII. TCP is the managing member of SVAR/MM. Mr. Tennenbaum is the managing member of Tennenbaum LLC.

(b)	Address of Principal Business Office or, if none, Residence:

11100 Santa Monica Boulevard, Suite 210 Los Angeles, California 90025

(c)	Citizenship:

TCP is a Delaware limited liability company. SVIM/MSM II is a Delaware limited liability company. SVAR/MM is a Delaware limited liability company. Mr. Tennenbaum is a United States citizen. Tennenbaum LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”), of Read-Rite Corporation (the “Company”).

(e)	CUSIP Number: 755246105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (I)  TCP, Tennenbaum LLC and Mr. Tennenbaum:

          (a) Amount beneficially owned:     24,102,277.

          (b) Percent of class:     16.6%.

          (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote     0.

               (ii) Shared power to vote or to direct the vote     24,102,277.

               (iii) Sole power to dispose or to direct the disposition of     0.

               (iv) Shared power to dispose or to direct the disposition of     24,102,277.

     (II)  SVIM/MSM II:

          (a) Amount beneficially owned:     8,034,092.

          (b) Percent of class:     6.2%.

          (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote     0.

               (ii) Shared power to vote or to direct the vote     8,034,092.

               (iii) Sole power to dispose or to direct the disposition of     0.

               (iv) Shared power to dispose or to direct the disposition of     8,034,092.

     (III) SVAR/MM:

          (a) Amount beneficially owned:     16,068,185.

          (b) Percent of class:     11.7%.

          (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote     0.

               (ii) Shared power to vote or to direct the vote     16,068,185.

               (iii) Sole power to dispose or to direct the disposition of     0.

               (iv) Shared power to dispose or to direct the disposition of     16,068,185.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Special Value Bond Fund II, LLC, a Delaware limited liability company, which is an affiliate of the reporting persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 8,034,092 shares of Common Stock, which is more than 5% of the Common Stock of the Company. Special Value Absolute Return Fund, LLC, a Delaware limited liability company, which is an affiliate of the reporting persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 16,068,185 shares of Common Stock, which is more than 5% of the Common Stock of the Company.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable.

Item 8. Identification and Classification of Members of the Group

               Not Applicable.

Item 9. Notice of Dissolution of Group

               Not Applicable.

Item 10. Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM II, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability company

	By:	Tennenbaum Capital Partners, LLC
	Its:	Managing Member

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:
	Name:	Michael E. Tennenbaum
	Its:	Managing Member

By:	/s/ Howard M. Levkowitz

Howard M. Levkowitz As Attorney-in-Fact

	Date:	January 6, 2003

MICHAEL E. TENNENBAUM

By:	/s/ Howard M. Levkowitz

Howard M. Levkowitz As Attorney-in-Fact

	Date:	January 6, 2003

EXHIBIT INDEX

     Exhibit 1: Joint Filing Agreement dated January 6, 2003.